

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 8, 2022

Zvi Glasman
Chief Financial Officer
PetIQ, Inc.
230 East Riverside Drive
Eagle, ID 83616

> **Re: PetIQ, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed March 1, 2022**
> **Form 8-K Furnished May 4, 2022**
> **File No. 001-38163**

Dear Mr. Glasman:

We have reviewed your August, 2, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2022 letter.

Form 8-K Furnished May 4, 2022

Exhibit 99.1
Non-GAAP Reconciliations

1. We note your response to comment 3. Your disclosure on page 15 of your Form 10-K specifically references your growth strategy which includes the opening of new clinics, and we further note from your prior 10-K's, the Company has opened 205 new wellness centers between 2019 and 2021 with the expectation to open new centers over the next several years with the "potential to have approximately 1,000 wellness centers." As such, we continue to believe these pre-opening expenses reflect normal, recurring cash operating expenses necessary to operate your business. Please revise your reconciliations to remove the impact of pre-opening expenses from the 'Non same-store adjustment' line

item. Refer to Question 100.01 of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Pro Forma Impact of Loss of Distribution

2.   We note your response to comment 4. Presenting a measure that excludes certain manufacturers' products that are no longer distributed to certain customers, yet does not adjust for gains resulting from increased distribution or new products distributed, would not appear to be in accordance with Question 100.03 of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In this regard, we note the Company's disclosure on page 25 of your Form 10-K that operating results may fluctuate due to "the timing of new product and clinic launches," as well as disclosure of increases in the sale of "products acquired as part of the Capstar acquisition" (page 34 of your Form 10-K). Please revise to remove your presentation of the "Impact of Loss of Distribution on Sales and Adjust[ed] EBITDA" table, and your "Net Sales after impact of loss of distribution" and "Adjusted EBITDA after impact of loss of distribution" measures or advise further.

 You may contact Robert Shapiro at 202-551-3273 or Abe Friedman at 202-551-8298 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services